3

             U.S. SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                           FORM 12b-25
                   NOTIFICATION OF LATE FILING

(Check One):

[X] Form 10-K [] Form 20-F [] Form 11-K [] Form 10-Q [] Form N-
SAR
     For Period Ended:  February 27, 2005
     [  ] Transition Report on Form 10-K
     [  ] Transition Report on Form 20-F
     [  ] Transition Report on Form 11-K
     [  ] Transition Report on Form 10-Q
     [  ] Transition Report on Form N-SAR
     For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                 PART I--REGISTRANT INFORMATION

Full Name of Registrant:  Park Electrochemical Corp.
                          Commission File No. 1-4415

Former Name if Applicable:  N/A

Address of Principal Executive Office:  48 South Service Road
                                        Melville, New York 11747

                PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)       [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                       PART III--NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant encountered delays in the EDGARization process of its Annual Report on Form 10-K for the fiscal year ended February 27, 2005 and, as a consequence, the Registrant was not able to transmit the filing by the EDGAR filing cut-off time of 5:30 p.m. on May 13, 2005.

The Registrant's Annual Report on Form 10-K for the fiscal year ended February 27, 2005 was filed at 5:44 p.m. on May 13, 2005, the filing deadline date. However, because such Annual Report was filed 14 minutes after the 5:30 p.m. EDGAR filing cut-off time on May 13, 2005, such Annual Report is deemed by the Securities and Exchange Commission to be filed on May 16, 2005, which is one business day after the applicable due date for such filing.

                   PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

    Murray O. Stamer    631 465-3617

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [X] Yes    [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X] Yes     [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As  reported in the Registrant's Annual Report on Form  10-K  for
the fiscal year ended February 27, 2005, as filed with the Securities and Exchange Commission on May 16, 2005, the Registrant's sales from continuing operations increased modestly in the 2005 fiscal year to $211`million compared to $194 million in the 2004 fiscal year, but the Registrant's net earnings increased significantly in the 2005 fiscal year to $22.6 million compared to a net loss of $3.9 million in the 2004 fiscal year. The Registrant did not have a loss from discontinued operations during its 2005 fiscal year compared to the 2004 fiscal year net loss, which included a loss from discontinued operations of $33.8 million. The Registrant's earnings from continuing operations of $20.4 million in the 2005 fiscal year were less than its earnings from continuing operations of $29.8 million in the 2004 fiscal year primarily because of the $33.1 million pre-tax gain in the 2004 fiscal year related to the payment by Delco Electronics Corporation, a subsidiary of General Motors Corp., of the judgment against Delco in favor of the Registrant's subsidiary, Nelco Technology, Inc.






                   PARK ELECTROCHEMICAL CORP.
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2005      By: /s/ Murray O. Stamer
                        Title:  Senior Vice President and
                                Chief Financial Officer













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